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                              October 17, 2022

       Robert Mailloux
       Vice President and Controller
       HONEYWELL INTERNATIONAL INC
       855 South Mint Street
       Charlotte, NC 28202

                                                        Re: HONEYWELL
INTERNATIONAL INC
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 11,
2022
                                                            Form 8-K filed July
28, 2022
                                                            File No. 1-08974

       Dear Robert Mailloux:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Customers and Suppliers, page 16

   1. We note from your disclosure on page three that you have implemented and continue to identify actions to
mitigate the effect of supply chain constraints and rising costs for materials and labor.
You also disclose on page eight that you have implemented short-
                                                        term and long-term
strategies to reduce the impacts of current and future disruptions of the supply chain for
certain raw materials. In future periodic filings, please provide a more comprehensive
discussion explaining the mitigation efforts you have undertaken and discuss known trends or
uncertainties resulting from mitigation efforts undertaken, if any.
                                                        Explain whether any
mitigation efforts introduce new material risks, including those related to product
quality, reliability, or regulatory approval of products. Please also discuss whether supply
chain disruptions materially effect your outlook or business goals.
 Robert Mailloux
FirstName LastNameRobert MaillouxINC
HONEYWELL      INTERNATIONAL
Comapany
October 17,NameHONEYWELL
            2022             INTERNATIONAL INC
October
Page 2 17, 2022 Page 2
FirstName LastName
Results of Operations, page 17

2. Where you identify two or more factors that contributed to material changes in financial statement line items, please expand your disclosures to quantify the individual impact of each factor; for example, we note you have identified multiple factors contributing to the decrease in revenue for Defense and Space within your Aerospace segment. Please note this comment applies to all future periodic reporting as we note similar instances in your
         Form 10-Q for the period ended June 30, 2022. Please refer to Item 303(a)(3) of
         Regulation S-K and SEC Release No. 33-8350.
Liquidity and Capital Resources, page 39

3. Given the significance of your foreign operations, please revise future disclosures to quantify the amount of cash and cash equivalents held in foreign jurisdictions as of the most recent period end, and address the potential impact on your liquidity of holding cash outside the U.S. Additionally, if your cash is located in various tax jurisdictions with differing tax rates, please expand your liquidity disclosure to address the potential tax consequences (if any) of repatriating cash from foreign tax jurisdictions. To the extent you believe cash is indefinitely reinvested in foreign entities and is not likely to be repatriated for any foreseeable purpose, please disclose that viewpoint.
Cash Flow Summary, page 40

4. In future filings, please expand your narrative to quantify and more fully discuss the primary reasons for the significant changes in working capital between periods. In this regard we note higher inventory and accounts payable balances. Please explain the underlying factors causing these increases. Refer to Section IV.B.1 of SEC Release No.
         33-8350.
Form 8-K filed July 28, 2022

Exhibit 99, page 1

5. We note in the discussion on page one that several non-GAAP financial measures were referenced without any discussions of corresponding GAAP financial measures. Please revise future earnings reports to provide discussions of financial measures on a GAAP basis with equal or greater prominence to the non-GAAP financial measures. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
Exhibit 99, page 15

6. In your reconciliation of adjusted diluted earnings per share, you present adjustments net of tax. Please revise your reconciliations in future filings to present the tax effects of non-
         GAAP adjustments as a separate adjustment and provide an explanation of how the tax impacts are calculated. Please refer to Question 102.11 of the Compliance & Disclosures
 Robert Mailloux
HONEYWELL INTERNATIONAL INC
October 17, 2022
Page 3
         Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732 or Jeff Gordon at (202) 551-3866
with any questions.



FirstName LastNameRobert Mailloux        Sincerely,
Comapany NameHONEYWELL INTERNATIONAL INC
                                         Division of Corporation Finance
October 17, 2022 Page 3                  Office of Manufacturing
FirstName LastName